Contact:

Danny Yelin
CFO
Arel Communications & Software Ltd.
Tel: (972)-8-9420880
dyelin@arel.net

             Arel Announces Third Quarter of 2002 results

Operating Expenses cut by 35% compared to Q2 Cash position remains stable at approximately $11,000,000

YAVNE, Israel -November 27, 2002- Arel Communications and Software Limited (NASDAQ: ARLC) announces that it has substantially reduced its expense structure. The Company has cut its operating expenses in the third quarter by approximately $860,000, which represents a decrease of more than 35% compared to its Q2 level. This has resulted primarily from a decrease in headcount, as well as reductions in office space utilization and lease terminations. The Company expects to operate at this reduced level of SG&A expenses in the fourth quarter of 2002 as well.

Arel is also experiencing a stablization in its cash resources, which, as of November 25, 2002, were approximately $11,000,000. The decrease in our cash position during the third quarter of 2002 was less than $180,000.

Philippe Szwarc, the recently appointed Chief Executive Officer of Arel, comments: "We are pleased with the progress achieved in implementing our restructuring plan, and encouraged that more than 80% of our quarterly losses are due to non-recurring events, which had extremely limited impact on our cash reserve. Furthermore, Arel is currently negotiating for the sale of its IDEAL e-learning solution to several Fortune 500 customers. If any of these transactions are completed, we expect that the revenues generated from these contracts will start showing clear improvement of our revenues in the coming quarters."

Arel also announced today the consolidated results for the third quarter and nine months, ended September 30, 2002. Arel reported that third quarter of 2002 revenues from sales and services were $829,000 a 23% decrease over the $1,071,000 reported in the second quarter of 2002, and a decrease of 64% compared to revenues of $2,274,000 reported in the third quarter of 2001.

Net pro-forma loss in the third quarter of 2002 was $1,518,000, down 38% compared to net pro-forma loss of $2,465,000 reported in the second quarter of 2002, and up 32% compared to net pro-forma loss of $1,148,000 reported in the third quarter of 2001.

In the third quarter of 2002 Arel recorded non-cash, one-time charges that include: a) the impairment and amortization of goodwill resulting from the acquisition of W2COM for a value of $4,575,000; b) an adjustment of $279,000 resulting from a decrease in value of Arel's investment in Arelnet. In addition Arel recorded a one-time restructuring expense of $1,671,000. The net loss for third quarter of 2002, including all the above-mentioned charges, was $8,043,000, compared to a net loss of $18,735,000 reported in the third quarter of 2001.

Pro-forma loss per share in the third quarter of 2002 was $0.12 basic and fully diluted, compared to pro-forma loss per share of $0.09 in the third quarter of 2001. Loss per share in the third quarter of 2002 (including all the above-mentioned one-time charges) was $0.63 basic and fully diluted, compared to a $1.46 basic and fully diluted loss per share for the same period in 2001.

Gross profit for the third quarter of 2002 was $105,000 a decrease of 78% compared to $476,000 in the second quarter of 2002, and a decrease of 90% compared to $1,089,000 for the third quarter of 2001.

Revenues for the first nine months of 2002 were $4,646,000 a decrease of 32% compared to the nine-month 2001 revenues of $6,840,000. Net pro-forma loss for the first nine months of 2002 was $4,837,000 (excluding the non cash one time charges of: the impairment and amortization of goodwill from the acquisition of W2COM of $4,858,000, the adjustment of $279,000 for the decline in value of investment in Arelnet, as well as the one-time restructuring expense of $1,671,000), compared to a pro-forma net loss of $4,535,000 (excluding the non cash one time charges of: impairment and amortization of goodwill from the acquisition of W2COM of $16,229,000, the adjustment of $1,941,000 for the decline in value of investment in Arelnet, as well as the one time restructuring charges of $961,000), reported for the first nine months of 2001. The net loss for the first nine months of 2002 was $11,645,000 compared to a net loss of $23,666,000 reported for the first nine months of 2001.

Pro-forma loss per share for the first nine months of 2002 was $0.38 basic and fully diluted (excluding all the above-mentioned non-cash one-time charges), compared to a pro-forma loss per share of $0.35 basic and fully diluted, for the comparable 2001 period. Loss per share for the first nine months of 2002 was $0.90 basic and fully diluted (including all the above-mentioned non-cash one-time charges), compared to $1.84 basic and fully diluted earnings per share for the comparable 2001 period (including loss from discontinued operation and including goodwill amortization).

Gross profit for the first nine months of 2002 was $1,681,000, a decrease of 52% compared to $3,488,000 for the first nine months of 2001. During the first nine months of 2002, the net expenses in R&D activities were $1,691,000, an increase of 12% compared to $1,507,000 for the comparable 2001 period. Arel continues the development of Arel's product line which seamlessly integrates real-time streaming video, high-resolution graphics, full-duplex audio, two-way data interaction, and application sharing capabilities providing the most advanced and powerful Interactive Distance Learning and Enterprise Communications solutions available.

About Arel Communications and Software

Arel Communications and Software, Ltd., Yavne, Israel and its U.S. subsidiaries, Arel Communications and Software, Inc., and Arel Learning Solutions Inc., (www.arel.net) market the IDEAL family of products, including its innovative Internet Protocol-based Spotlight application. IDEAL is a fully integrated, enterprise-wide, scalable solution that delivers live, interactive training and corporate communications. Arel Spotlight is a browser-based application that offers both on-line (synchronous) and off-line (asynchronous) content on a single platform. Powered by Arel's IDEAL engine, Spotlight integrates authoring and management tools, interactive delivery, evaluation, analysis, tracking and reporting.

Arel IDEAL™ and Arel Spotlight™ are trademarks of Arel Communications and Software. All other trade names are the properties of their respective owners.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe", "hopeful" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2002

                                                                                        September 30           December 31,
                                                                                   2002             2001            2001
                                                                                        (Unaudited)              (Audited)
                                                                                          U.S. dollars in thousands
                             A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                                                       6,107            6,341           5,382
    Short-term investments                                                          4,606            8,247           8,340
    Accounts receivable:
       Trade                                                                        1,902            3,486           3,505
       Other                                                                          439              695             716
    Inventories                                                                     1,142            2,388           2,265
                                                                                   ------           ------          ------
           T o t a l  current assets                                               14,196           21,157          20,208
                                                                                   ------           ------          ------
INVESTMENTS AND LONG-TERM RECEIVABLE:
    Investment in Arelnet Ltd.                                                        125            1,353             404
    Loans to employees, net of current maturity                                        32               63              41
                                                                                   ------           ------          ------
                                                                                      157            1,416             445
                                                                                   ------           ------          ------
PROPERTY, PLANT AND EQUIPMENT:
    Cost                                                                            2,333            3,338           3,906
    L e s s - accumulated amortization                                              1,530            1,180           1,862
                                                                                   ------           ------          ------
                                                                                      803            2,158           2,044
                                                                                   ------           ------          ------
GOODWILL, net of provision for impairment
    and accumulated amortization                                                        -            5,000           4,858
                                                                                   ------           ------          ------
                                                                                   15,156           29,731          27,555
                                                                                   ======           ======          ======

                Liabilities and shareholders' equity
CURRENT LIABILITIES:
    Short-term bank credit                                                             13               56              16
    Accounts payable and accruals:
       Trade                                                                          884            1,025             890
       Accrued restructuring costs                                                    607
       Other                                                                        3,353            4,692           4,594
                                                                                   ------           ------          ------
           T o t a l  current liabilities                                           4,857            5,773           5,500
                                                                                   ------           ------          ------
LONG-TERM LIABILITIES:
    Liability for employee rights upon retirement, net of amount funded               261              342             311
    Other                                                                               8               93              69
                                                                                   ------           ------          ------
           T o t a l  long-term liabilities                                           269              435             380
                                                                                   ------           ------          ------
           T o t a l  liabilities                                                   5,126            6,208           5,880
                                                                                   ------           ------          ------
SHAREHOLDERS' EQUITY:
    Share capital                                                                       4                4               4
    Capital surplus                                                                52,740           52,740          52,740
    Warrants                                                                        1,395            1,395           1,395
    Accumulated deficit                                                           (44,109)         (30,616)        (32,464)
                                                                                   ------           ------          ------
                                                                                   10,030           23,523          21,675
                                                                                   ------           ------          ------
                                                                                   15,156           29,731          27,555
                                                                                   ======           ======          ======

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                                                                     Nine months ended                Three months ended            Year ended
                                                                                                        September 30                     September 30              December 31,
                                                                                                    2002            2001             2002             2001               2001
                                                                                                         (Unaudited)                      (Unaudited)                (Audited)
                                                                                                                U.S. dollars in thousands(except per share data)
REVENUES FROM SALES AND SERVICES                                                                    4,646           6,840              829            2,274              9,412
COST OF SALES AND SERVICES                                                                          2,965           3,352              724            1,185              4,321
                                                                                                  -------         -------         --------          -------            -------
GROSS PROFIT                                                                                        1,681           3,488              105            1,089              5,091
RESEARCH AND DEVELOPMENT EXPENSES - net                                                             1,691           1,507              492              584              1,943
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                                        5,069           7,222            1,161            1,891              9,323
AMORTIZATION OF GOODWILL                                                                              283           1,653                               557              1,795
IMPAIRMENT OF GOODWILL                                                                              4,575          14,576            4,575           14,576             14,576
RESTRUCTURING EXPENSES AND IMPAIRMENT OF PROPERTY, PLANT
AND EQUIPMENT                                                                                       1,671             961            1,671              513                961
                                                                                                  -------         -------         --------          -------            -------
OPERATING INCOME (LOSS)                                                                           (11,608)        (22,431)          (7,794)         (17,032)           (23,507)
FINANCIAL INCOME (EXPENSES) - net                                                                     246             706               34              238                883
IMPAIRMENT OF INVESTMENT IN ARELNET LTD.                                                             (279)         (1,941)            (279)          (1,941)            (2,890)
                                                                                                  -------         -------         --------          -------            -------
LOSS BEFORE TAXES ON INCOME                                                                       (11,641)        (23,666)          (8,039)         (18,735)           (25,514)
TAXES ON INCOME                                                                                         4                                4
                                                                                                  -------         -------         --------          -------            -------
NET LOSS FOR THE PERIOD                                                                           (11,645)        (23,666)          (8,043)         (18,735)           (25,514)
                                                                                                  =======         =======          =======          =======            =======
BASIC AND DILUTED LOSS PER SHARE                                                                    (0.90)          (1.84)           (0.63)           (1.46)             (1.98)
                                                                                                  =======         =======          =======          =======            =======

                                                        Net loss for the period as reported       (11,645)        (23,666)          (8,043)         (18,735)           (25,514)
Adjustments to reconcile net loss for the period to net loss excluding unusual items:
                                                                   Amortization of goodwill           283           1,653                               557              1,795
                                                                     Impairment of goodwill         4,575          14,576            4,575           14,576             14,576
                     Restructuring expenses and impairment of property, plant and equipment         1,671             961            1,671              513                961
                                                  Impairment of investment in Arel Net Ltd.          (279)         (1,941)            (279)          (1,941)            (2,890)
                                                                                                  -------         -------         --------          -------            -------
Net loss excluding unusual items:                                                                  (4,837)         (4,535)          (1,518)          (1,148)            (5,292)
                                                                                                  =======         =======          =======          =======            =======
Basic and diluted loss per share excluding unusual items                                            (0.38)          (0.35)           (0.12)           (0.09)             (0.42)
                                                                                                  =======         =======          =======          =======            =======

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENDSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                                  Share capital
                                                           Number of                          Capital                          Accumulated
                                                            shares            Amount          surplus           Warrants         Deficit             Total
                                                                                              U. S. dollars in thousands
BALANCE AT JANUARY 1, 2002 (audited)                      12,853,739                4           52,740             1,395          (32,464)            21,675
CHANGES DURING THE 9 MONTHS ENDED
    SEPTEMBER 30, 2002 (unaudited):
    Loss                                                                                                                          (11,645)           (11,645)
    Exercise of warrants and options
                                                          ----------       ----------       ----------        ----------       ----------         ----------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                 12,853,739                4           52,740             1,395          (44,109)            10,030
                                                          ==========       ==========       ==========        ==========       ==========         ==========
BALANCE AT JANUARY 1, 2001 (audited)                      12,853,739             $  4         $ 52,738           $ 1,395         $ (6,950)          $ 47,187
CHANGES DURING THE 9 MONTHS ENDED
    SEPTEMBER 30, 2001 (unaudited):
    Loss                                                                                                                          (23,666)           (23,666)
    Exercise of warrants and options                           2,000                *                2                                                     2
                                                          ----------       ----------       ----------        ----------       ----------         ----------
BALANCE AT SEPTEMBER 30, 2001 (unaudited)                 12,855,739                4           52,740             1,395          (30,616)            23,523
                                                          ==========       ==========       ==========        ==========       ==========         ==========
BALANCE AT JULY 1, 2002 (unaudited)                       12,855,739             $  4         $ 52,740           $ 1,395        $ (36,066)          $ 18,073
CHANGES DURING THE 3 MONTHS
    ENDED SEPTEMBER 30, 2002 (unaudited):
    Loss                                                                                                                           (8,043)            (8,043)
                                                          ----------       ----------       ----------        ----------       ----------         ----------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                 12,855,739             $  4         $ 52,740           $ 1,395        $ (44,109)          $ 10,030
                                                          ==========       ==========       ==========        ==========       ==========         ==========
BALANCE AT JULY 1, 2001 (unaudited)                       12,855,739             $  4         $ 52,740           $ 1,395        $ (11,881)          $ 42,258
CHANGES DURING THE 3 MONTHS
    ENDED SEPTEMBER 30, 2001 (unaudited):
    Loss                                                                                                                          (18,735)           (18,735)
                                                          ----------       ----------       ----------        ----------       ----------         ----------
BALANCE AT SEPTEMBER 30, 2001 (unaudited)                 12,855,739             $  4         $ 52,740           $ 1,395        $ (30,616)          $ 23,523
                                                          ==========       ==========       ==========        ==========       ==========         ==========

  * Represents an amount less than $ 1,000

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                                      Nine months ended
                                                                                         September 30
                                                                                    2002             2001
                                                                                  U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss for the period                                                       (11,645)         (23,666)
    Adjustments required to reconcile net income to net
       cash used in operating activities:
       Depreciation                                                                   500              607
       Impairment of property, plant and equipment                                    750
       Amortization of goodwill                                                       283            1,653
       Impairment of goodwill                                                       4,575           14,576
       Decline in value of investment in Arel Net Ltd.                                279            1,941
       Allowance for doubtful accounts                                                101               65
       Accrued employee rights upon retirement - net                                  (50)             (14)
       Capital loss on disposal of plant and equipment                                 45               61
       Loss on realization and decrease in value of marketable securities              17                7
       Erosion of long-term loan to an employee                                         4                2
       Changes in operating asset and liability items:
           Decrease in accounts receivable                                           1779            5,217
           Decrease in accounts payable and accruals                                 (701)          (1,041)
           Decrease (Increase) in inventories                                       1,123             (107)
                                                                                   ------           ------
           Net cash used in operating activities                                   (2,940)            (699)
                                                                                   ------           ------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property, plant and equipment                                        (138)            (155)
    Proceeds from disposal of property, plant and equipment                            84              114
    Collection of long-term loan from an employee                                       5                7
    Short-term bank deposits - net                                                  3,696           (6,432)
    Investment In Arelnet Ltd.                                                                        (911)
    Acquisition of marketable securities                                               (4)
    Proceeds from sale of marketable securities                                        25              303
                                                                                   ------           ------
           Net cash provided by (used in) operating activities                      3,668           (7,074)
                                                                                   ------           ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term bank credit - net                                                       (3)              34
    Exercise of warrants and options                                                                     2
                                                                                   ------           ------
    Net cash provided by (used in)  financing activities                               (3)              36
                                                                                   ------           ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  725           (7,737)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                                             5,382           14,078
                                                                                   ------           ------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                                   6,107            6,341
                                                                                   ======           ======